

DOUGHP®

DESSERTS

April 2023

Recovery Friendly Workplace

SHARK TANK

Forbes 30 UNDER 30 CLASS OF 2020

certified WBENC WOMEN'S BUSINESS ENTERPRISE

Inc. 5000 2021



RIDE OR DIE

BEHIND THE DOUGH

Founder & *fearless* Leader, Kelsey!

2007

Started at 16 and hustled for a decade in high-tech product marketing & earned BS in marketing, all while struggling with alcoholism...

2015

Confronted her issues with alcohol and got sober in September 2015 (More than 7 years now - HECK YES!)

2016

Started figuring out what makes Kelsey, Kelsey. Baking nights & weekends + venturing into veganism... well, partially. (yay, butter!)

2017

Took the leap, quit her career and started Doughp in 2017; ready to make the world a little sweeter, ready to do things different.

2019-20 SHARK TANK

Made a splash by being featured on **Shark Tank**, named a **Forbes 30 Under 30,** and **Vegas 40 Under 40**.

"What you've done is amazing and everything about it says it's a good investment."
-Mark Cuban

"You're an amazing operator - in the top 10 who have ever walked through these doors."
-Robert Herjavec

"I don't think I've ever met a more sophisticated owner in my life."
-Barbara Corcoran

2021-23 SHARK TANK

Growing at lightning speed and "taking it to the streets" through leading retailers, being featured a second time on **Shark Tank** and bringing our message of hope to ***500,000+*** customers and counting!

2023-FUTURE

Foster existing partnerships with Costco, Target, Meijer, Walmart, and others, accelerate growth trajectory growing into other channels.



Forbes 30 UNDER 30

certified WBENC WOMEN'S BUSINESS ENTERPRISE

OUR MISSION

To be the one of the leading dessert brands in the world, with the biggest heart.



How we'll get there:

- Building an incredible, authentic brand.
- Delivering on 100% happiness guaranteed.
- Making products that have nostalgia built into each bite.
- Operational excellence, company-wide.
- Giving back to reduce the stigma around mental health & addiction recovery.

COMPANY VALUES

Keep it real.
Transparency, respect and authenticity across work life & home life.

In it *together*.
Teamwork makes the dream work, we do our best work together.

Spread joy.
Make every day the best day *ever* for you and our customers.

Move fast
Never sit on auto-pilot, never stop learning. Just keep creating.

Own it.
Ditch the status quo and don't be afraid to make mistakes & learn from them.

Crush no's.
There are no obstacles too big to overcome, just new paths forward.

#doughp4hope

Hope with every bite.

Elevate the conversation

For our community, we bring honest, unfiltered conversation and lift up real stories from our fans & the broader recovery community. Join Kelsey every Monday for our Mental Health Monday livestream on Instagram!

Walk the walk at Doughp

As a designated Recovery Friendly Workplace with a robust mental health policy, we encourage our team to bring their full selves to work. We keep it real every week, talking about what's really going on - beyond the job.

Game changing donations

We donate a portion of every sale to SHE RECOVERS® Foundation, with a minimum guaranteed donation of $30,000/yr. SHE RECOVERS is a non-profit charity with a mission to connect, support and empower women in or seeking recovery.

What's ahead...



1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
DOUGHP
30 FREAKIN' DELICIOUS BITES!
COOKIE DOUGH DROPS
EAT RAW OR BAKE!
COOKIE MONSTA
COOKIES & CREAM COOKIE DOUGH DROPS
NET WT. 10 OZ (283G)

Executive Summary

Doughp is at an inflection point in its lifecycle, looking to raise capital to support its accelerated growth after entering big box retailers in 2022.

Leading Dessert Brand

Doughp is a leading premium dessert brand targeting Millennial and Gen Z consumers, having served 500K customers since inception, with 200K+ social media followers, 275K+ email list, averaging ~2 million annual website visits and two national TV appearances on Shark Tank, 2019 & 2022.

Favorable Tailwinds

Large and fast growing $8.6B addressable market[1] in refrigerated and Frozen Desserts & Novelties category, which was not only resilient but also grew during the prior recession (refer to *Market Overview* section for more details).

Nationwide Distribution

After starting in brick & mortar to validate the market, built out a direct-to-consumer business on Shopify, which grew significantly during COVID benefitting from the e-commerce boom and increased desire for comfort foods during challenging times.

In 2022, shifted marketing spend from DTC to focus on retail expansion, reaching 1,000+ doors in under a year, at select locations around the country at Costco, Walmart, Target, and Kroger - expected to scale in the coming years.

Expansion Plans

As brand awareness continues to grow alongside national retail expansion and online marketing, Doughp has the ability to extend the product across several categories, enter additional sales channels (airlines, cinemas, and more), as well as the potential for licensing and high profile brand partnerships.

Inspiring Team

Energetic founder, Kelsey Moreira, spent 10 years at Intel before getting sober & starting Doughp; she's a 2020 Forbes 30 Under 30, a two-time Shark Tank alum, and a thought leader in entrepreneurship & recovery advocacy.

Versatile Co-CEO Israel Moreira, brings 13-years of international cross-industry operations experience as a certified PMP, including at Deloitte and Hochtief AG.

(1) Data from SPINS for LTM period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties + Fz Pies & Other desserts

Company Overview


DOUGHP

People LOVE cookie dough.

Doughp brings *spoonlickers* together.
(So forget what your momma told ya!)



No, seriously. They *really* love it. We've sold **$13M of cookie dough** since inception.

Can't stop, won't stop. Since we started slinging dough in 2017, we've grown revenue on average **more than 90% annually**.


1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
DOUGHP
COOKIE DOUGH DROPS
EAT RAW OR BAKE!
COOKIE MONSTA + RIDE OR DIE
FAIRY DUST
RIDE OR DIE
COOKIE MONSTA
CHOCOLATE CHIP COOKIE DOUGH DROPS
COOKIES & CREAM COOKIE DOUGH DROPS

COMPANY EVOLUTION

Proven ability to forecast & pivot with evolving market landscape



RETAIL
DTC
BRICK & MORTAR PHASE
$ In Millions
DTC
Retail
Brick & Mortar
$0.2
$0.2
$0.9
$0.9
$1.2
$1.2
$0.1
$2.7
$0.2
$2.4
$3.8
$0.1
$3.7
$3.8
$1.1
$2.7
2017A
2018A
2019A
2020A
2021A
2022A

Launched 2 brick & mortar stores in Las Vegas and San Francisco to validate product market fit.

Transitioned into DTC via Shopify and Amazon to increase brand awareness across the US.

50% YoY growth in DTC, initial conversations with retailers for distribution.

DTC revenue down YoY due to significant $1M reduction in online marketing spend to preserve cash for inventory build ahead of large retailer rollout.

TRIED & TRUE PRODUCT LINES

Edible & bakeable cookie dough


DOUGHP
RIDE OR DIE


DOUGHP
RIDE OR DIE
DOUGHP
CHOCOLATE CHIP

~30 drops


DOUGHP
COOKIE DOUGH DROPS
EAT RAW or BAKE!
RIDE OR DIE

~90 drops


1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
DOUGHP
COOKIE DOUGH DROPS
EAT RAW or BAKE!
RIDE OR DIE
CHOCOLATE CHIP COOKIE DOUGH DROPS

Product	8oz Cup	16oz Pint	10oz Pouch	32oz Pouch
MSRP	$4.99-$6.45	$7.99-$9.45	$5.99-$7.45	$9.99-$10.99
Channel	Conventional, DTC	Conventional, DTC	Conventional, DTC seasonally*	Club
Category	Refrigerated Cookie Dough / Refrigerated Snacks/Desserts	Refrigerated Cookie Dough	Frozen Novelty Desserts	Frozen Novelty Desserts
Flavors	Ride or Die, Cookie Monsta, Brownie Beast, Fairy Dust, You Want S'More!?	Ride or Die, Cookie Monsta, Brownie Beast, Fairy Dust, You Want S'More!?	Ride or Die, Cookie Monsta, Fairy Dust	Ride or Die

Plus unique limited edition flavors for DTC, more than 70 since 2017!

and ***Mixed Bag*** *(Cookie Monsta & Ride or Die)*

CHANNEL DISTRIBUTION STRATEGY

Off to a hot start


COSTCO WHOLESALE
TARGET
Kroger
Walmart
meijer

- Years of e-commerce and b&m storefront experience give us rich consumer insights, a loyal online following, a compelling brand, and deep product and category knowledge - all of which we're leveraging as we burst onto the retail scene.
- Our robust e-commerce business and loyal online tribe allow us to quickly test new product lines and flavors, thus gathering feedback to improve speed of successful retail rollout.
- The focus is on rapidly scaling select markets (CA, West, MidWest) with strong distribution with KeHE and UNFI followed by nationwide availability - at retail and other channels: e.g., c-stores; entertainment venues; colleges & universities, etc.

Plus, nationwide D2C business through

DOUGHP amazon

2021: 20 Retail Doors


HARMONS
NEIGHBORHOOD GROCER

2022: 1,000 Retail Doors


NEW SEASONS MARKET
QFC
Smith's
FredMeyer
TARGET
TARGET
HARMONS
NewLeaf
Walmart
TARGET
FOXTROT
meijer
FOXTROT
TARGET
COSTCO WHOLESALE
FOXTROT
TARGET
TARGET
In select cities on:
GRUBHUB
gopuff
DOORDASH
DashMart by DOORDASH
Postmates
Uber Eats

THE DOUGHP DIFFERENCE

Sizing up the competition…

	Edible & Bakeable	Unique Brand Design	Mission Forward	Safe at room temp	Real butter	Brown Sugar Only (Less Sweet)	Certified Delicious
DOUGHP LEGIT COOKIE DOUGH	✓	✓	✓	✓	✓	✓	✓
IMMACULATE HONESTLY DELICIOUS	✗	✗	✗	✗	✗	✗ *Cane sugar*	✗
Nestlé	✓ + ✗	✗	✗	✗	✓	✗ *Cane sugar*	✗
BEN & JERRY'S Chunks	✗	✓	✗	✗	✓	✗ *Cane sugar*	✗
Pillsbury	✓	✗	✗	✗	✗	✗ *Cane sugar*	✗
Sweet Loren's	✓	✗	✗	✗	✗ *Palm oil*	✗ *Cane sugar*	✗
the cookie dough café	✗	✓	✗	✗	✓	✗ *Cane sugar*	✗
EatPastry®	✓	✓	✗	✗	✗	✗ *Evaporated cane juice*	✗

MEET THE TEAM

The Doughp Crew



Kelsey Moreira
Founder, Co-CEO
(Product, Marketing & Comms)
Israel Moreira
Co-CEO
(Ops/Finance/Sales)
Affiliate Marketing
Email / SMS Manager
Developer
Graphic Design
Social Media Manager
Brand Marketing
PR & Comms
Mission
New Product Development
Recipe Developer
Operations
Compliance
Legal
Finances
Human Resources
Sales
Manufacturing Plant #1
Manufacturing Plant #2
Fulfillment Center
Operations Manager
Support Crew Team
Accounting Manager
CPA
Corporate Gifting
Target Broker
Kroger Broker
Costco Broker
Walmart Broker

Experience from

intel, Deloitte., DOT, Glaceau vitaminwater, HOCHTIEF

Advisory Board

Madalyn Friedman Consumer Insights Expert	**Diana Halenz** CPA for CPG Brands	**Shay Pantano** Public Relations
Frank Zampardi Retail / CPG Genius	**Arie Abecassis** CPG Investor	**Lauren Clough** CPG Advisor / Investor / Board Member

Broker | Employee | Contractor

Brand & Marketing Overview


DOUGHP

MORE THAN 6,000 5-STAR REVIEWS

Meet our spoonlicker

Spoonlickers dig into life.

- **Millennials**
- **Young Parents**
- **Gamers**
- **Conscious Consumer**
- **Young Professionals**
- 28 yo Average Age
- M/F 50/50 Split
- 42% HHI > $100K
- Nationwide Appeal


DOUGHP
DOUGHP
MONEY BACK
100%
HAPPINESS
GUARANTEE

★★★★★

"Honestly, I've never dealt with a company that has better customer service. I couldn't be happier with my purchase :) delicious"

-COTY M.

★★★★★

"Doughp does not disappoint. I don't know if I've ever tasted cookie dough so fresh that wasn't taken out of the bowl. I will definitely buy more."

-JENN

★★★★★

"The dough is soft, sweet and so delicious. We loved every single bite. My 7 year old is already asking for more! Great product. You've gotta try it!"

-ASHLEY

“Best cookie dough EVER”

Doris Rodriguez My daughter placed an order and I immediately asked her why not buy it from the grocery store? Once it arrived and I took a bite, I quickly shut up! OMG it's delicious!

Love · Reply · Message · 1h

★★★★★

Amazing stuff

The bestseller pack was amazing. Great flavor amazing texture all-around great. My girlfriend ate the whole box in four days

★★★★★

My whole family loved all

My whole family loved all 4 flavors and it felt great to see my daughter—who is severely allergic to eggs—finally get a chance to eat great tasting cookies. We will be ordering again soon.

★★★★★

Best cookies ever!!

I ordered from you guys a couple weeks ago and I just gotta say, you guys are amazing!!! The the only complaint I have is that it's extremely hard to not eat all of it at once!

★★★★★

New guilty pleasure

Excellent. It tastes just like the real deal. I love that you can freeze it to keep it on hand. The texture is smooth and creamy even out of the freezer. I think I've found my new favorite treat!

...kage came super quick,

...ge came super quick, even with Covid! ... came sooner than I thought, believing ... would get held up with shipping! Didn't matter ...hough, it was delicious! Will totally order this ...gai...

★★★★★

10/10 Highly Recommend!

Literally the PERFECT treat to fulfill that sweet tooth craving! The family of 4 flavors are all absolutely delicious. I can't wait to order some more!

Alysha Michelle some of the best ... It's so good. AND ... sobriety) and do... that support individuals with mental health. 100000000/10 would recommend. So phenomenal.

★★★★★

Beyond doughp

Before even getting to the cookie dough, the customer service is AMAZING- everything you dream a small business would be. Then the cookie dough arrives at your door. And you eat it from from the pint, raw. Then you use it to bake cookies. Then you make chocolate covered cookie dough bites. Then you make individual mug cookies (yes, plural) as you watch the Capitol get overrun. Then you realize you ate all 4 pints and have to reorder. The classic chocolate chip is fantastic-I prefer that one warm. I gifted the blue Cookie Monster to a friend with kids who adored it. The seasonal flavors were each delicious in their own right- Santa's doughp being my favorite. Place an order. Then double it. You won't

It was so good I can't ... gross but this one wa... and they like it too!! I ... was good but I didn't believe her. But then I tasted it and omg it's the best thing ever!!! Show Less

★★★★★

Incredible. Everything. Was. Just. INCREDIBLE!

Incredible. Everything. Was. Just. INCREDIBLE! Thank you very much.

...and they really love the mission.

Lynn Savitt — Feedback — Yesterday at 10:26 AM

Hi! I love your company, my grandson's loved your Doughp! We lost our son, their Dad 2 years ago from a tough fought battle with kidney cancer. Yes, it's hard but we have each other, we try to do something positive everyday to remind us of the wonderful Son, Husband and Dad he was.
I love the support you give your customers and people in recovery, we are all in recovery from something.
Thanks for brightening my day and I will ask what flavors my grandsons want to order and it will be on its way.
Have a wonderful day!
Love,
Lynn

It takes a brave person to try to abolish the bad stigma behind mental health and getting help for mental problems. Thank you for being the strong voice among thousand and thousands of people. You are truly amazing to me and I appreciate the stance your company has taken. You could potentially save countless lives by letting people know that they can get help and that it's okay to do so.

I've not yet ordered from your company but I will do so as soon as I get paid. Your products look delicious and I'm so excited to place my order! I will definitely recommend you to all of my friends and family when they're looking for a yummy treat!

Thanks again on behalf of all of us who need mental health support. You're amazing!

Ashley Schilke

A cause personally dear to me. Glad to help out, proud of you, and can't wait to eat some cookies!

Lisa Marie O'Hearn — Today at 7:57 AM

I love you!! Baking has helped me stay sober!! Since July 15, 2020. Thanks for everything. You don't even know. Peace, Lisa Marie.

Postscript Subscriber: 16314641917 (Doughp)

wow.. thank you, so much. this means a lot. life has been really hard lately. i needed this. thank you

Scott Dukes and 38 others

Kelsey - ran across your name as a speaker at the Intel WIN event. As a parent of a recovering addict you story hit home and I congratulate you for being so open about it. Our son is as well and it is great. I ordered some dough and sent it to him at UofA (had to throw that in!) and he loved it! See less

Reply to Darrin

Danielle Ramsey — Today at 8:26 AM

That's awesome, ty! I'm a recovery warrior, & just wanted to let y'all know just how amazing I think ur company & mission are!!! Bc when we recover LOUDLY, we keep others from DYING SILENTLY!!
And y'all are helping those that are helping themselves have a healthier, more productive life- A-mazing, so ty!!! 💖🙌🥰

Tiffany VanBuren — 2 Intents Detected — Yesterday at

Hey, Kelsey!

I'm in recovery, too! I probably shouldn't binge on your product, but I justified my purchase by telling myself it was a sweet perk for contributing t cause I'm passionate about. 🤣

Congratulations on your recovery and best wishes for a very successful business.

tonniemallory — 4/

Kelsey,
I lost my son Ryan three years ago, he was a Navy Corpman who served in Iraq...when he returned was never the same (as most who go war) and battled PTSD, effects of a traumatic brain injury, an alcohol.
In the end, although he tried with all his might, he lost his battle.
I am so encouraged to learn your story and the success you'd had in overcoming obstacles and thriving!
Wishing you continued good fortune always!
Ryan's mom,
Tonnie

6:32

Tweet

La Doctora
@DocEduGator

This is what makes a great company, in my mind. @eatdoughp , I don't order as much as others might (because I'm just one person), but just for these messages alone, I'm ordering more to keep in my freezer. Y'all should check them out. It's good stuff! #doughp #EatMoreCookies

7:02
◂ Search

Tweet

Vraar
@Vraar1

I do think it's really neat how @eatdoughp cares about mental health. That shit is exhausting and painful AF at times...and it's really cool to have a cookie dough place of all things be a huge advocate for people. Thank you for that. <3

5:52 PM · 3/21/22 · Twitter Web App

A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

BRAND BOOK Comprehensive 35-page brand guide



PRIMARY
POPPINS
abcdefghijklmnopqrstuvwxyz
Light | Regular | Medium | Bold
Typography Overview
Disrupt the noise.
Disrupt the noise.
Target Consumer
(Noun)
SPOONLICKER
/pronounce/ spoon-lick-er
People who go after what they want in life (i.e. licking cookie dough off the mixing spoon), a Doughp customer.
Anatomy of a Spoonlicker
Young Parents
BROWNIE BEAST
Flavor Guidelines

PHOTOGRAPHY Thousands of photos & videos



DOUGHP
COOKIE DOUGH DROPS
COOKIE MONSTA



DOUGHP
COOKIE DOUGH DROPS



DOUGHP
LEGIT COOKIE DOUGH
FAIRY DUST



A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

CUSTOMER LISTS Email (270k) & SMS (37k) programs


1 month ago
DOUGHP
MENTAL HEALTH
Monday
Doughp: Happy World Mental Health Day! ❤️ We're kicking it off with a mental health check-in!
Hit us up with 1 high ⬆️ and 1 low ⬇️ from your last week. For real, just reply to this text. As always, a real (& totally awesome) human is waiting to respond!
Have a Doughp day, friends. We're here for ya.


DOUGHP
FREE
tastes great!
Get a FREE bag of Doughp Bites with every dough order. Yes, for real. Free. Gratis. On the house. Get after it!
SHOP THE SALE
30 FREE COOKIES!
DOUGHP
COOKIE DOUGH DROPS
No code necessary. Cannot be combined with other discounts. Offer valid with any dough purchase at doughp.com from 11/3/22-11/21/22.


DOUGHP
RECOVERY IS
SWEET
LEARN MORE
#Doughp4Hope
Making the decision to get sober isn't easy, but it is SO worth it. If you or someone you love is struggling with addiction, we're sending out the biggest virtual hug to you and a reminder that there is hope.
LEARN MORE

WEBSITE New site (10/31) increased conv. rate 92%


DOUGHP
Ride or Die


#doughp4hope
BUY DOUGHP,
GIVE HOPE
Elevate The Conversation
Walk the Walk at Doughp
Game-changing donations


2:09
DOUGHP
Santa's Doughp
Holiday Oatmeal Raisin
Add $12
Add $12
Naughty & Nice
Ride or Die
Add $12
Add $12

A BREAK-OUT BRAND

Brand loyalty is critical. Our fans stick around.

- More than 200k followers on social media; 120k followers on IG, 37k on FB, & 50k on TikTok with >1.1m likes
- 270k email list with 50% engaged in last 90d
- Average ~2 million annual website sessions to doughp.com
- **543 million impressions** on Facebook/Instagram since 2020
- 98% new customers each month at high-traffic tourist storefronts for 3 years (PIER 39 and the Las Vegas Strip)
- Two national TV appearances on Shark Tank, which still re-airs every 1-2 months all over the world
- Named #16 in Food & Beverage for 2021 **Inc 5000** Fastest Growing Companies
- NPS Score 67 *(>30 is good, >50 is excellent, >80 is world class)*
- Coverage in more than 30 different news outlets

58%
DTC Gross Margin

$129
Lifetime value of subscriber

65%
Subscription Retention Rate

13x
ROI on SMS Program

32%
% of repeat purchasers who buy again within 90D

1.4%
Refund Rate

SHARK TANK · food network · BUSINESS INSIDER · FORTUNE · abc · Inc. · CBS · npr · NBC

GO-TO-MARKET IN OMNI-CHANNEL

Driving sales in-store & online



AWARENESS

Digital Marketing
Drive awareness via paid social, SEO, SEM and affiliate marketing. Paid social driving geo-targeted ads within 25 mile radius of a location with Doughp

Influencer Activation
Engage brand-aligned influencers with strong national reach

PR
Leverage compelling founder story and mission to create awareness via TV, Podcasts, Print, radio, and social media

Owned Audience
Building the buzz around retail launches to segments of our 270k person email list and 36k SMS list

TRIAL + REPEAT

Drive Purchases at the Moment of Truth
Deliver disruptive purchase incentives through vehicles like Instacart Ads and Aisle

Tasting is Believing
Activate in-store sampling; a recent Costco roadshow sampling event boasted a **50% conversion rate.** When they try it, they buy it!

Top of Mind
Doughp has disruptive brand messaging that would excel in geo-targeted OOH - concentrated around key retail locations


DOUGHP
Text us for a free bag!
CLAIM FREE SAMPLE
COOKIE DOUGH DROPS
How it works

MARKETING OVERVIEW

Scaled back ad spend to focus on retail, reflecting reduced return after 2021's iOS 14 update



$000s
6.6%
$10
3.6%
$33
5.5%
$68
37.6%
$1,001
59.3%
$2,243
25.7%
$1,000
2017A
2018A
2019A
2020A
2021A
2022A
Marketing Spend
Marketing % of Revenue

- Marketing spend ramped quickly in 2020 as strong return on ad spend (ROAS) delivered rapid customer adoption in DTC channel (with marketing reaching ~59% of revenues in 2021)
- **Apple's 2021 iOS 14** privacy updates significantly reduced the ability for many brands to effectively target customers, resulting in dramatic declines in advertising efficiency (see below). As a result, Doughp scaled back marketing spend dramatically in 2022 due to reduced ROAS.
- 2021's ad spend garnered **540MM+ impressions** and increased brand awareness to bolster Doughp's retail launch.

Apple's privacy update

Apple's change in policy toward ad targeting in 2021 had a significant impact on the digital advertising market, reducing average mobile advertiser ROI by 40%.
As of mid-2022, there is word that Apple may soon rollback some of these changes.

"Apple's crackdown on in-app tracking upended the digital advertising industry and crippled advertisers' ability to know whether their mobile ads were working. It forced them to look elsewhere to spend their dollars."

DIGIDAY

"We believe the impact of iOS overall is a headwind on our business in 2022, It's on the order of $10 billion, so it's a pretty significant headwind for our business."

Meta

"A year ago with iOS 14 and IDFA changes and what Apple did with privacy, put us in a position where we lost a ton of visibility that we had via social media channels to build out these personas and to see what people's behaviors are doing."

solo brands

"One of the big themes in e-commerce lately, and no doubt in advertising at large, is the impact that Apple's privacy - changes to the iOS 14 that caused... shock waves through the ad world and specifically through Facebook and Instagram."

EMERGE

COUNT THE WINS

Costco Roadshow

See Kelsey meeting Costco's CEO at the event! He loved the dough! (below)

4-day Roadshow; Costco in College Station, TX

- Averaged 356 units sold per day
- 3000 samples given out, 1424 units sold
  - **~50% conversion rate**, for every 2 people that tried 1 bought it
- Doughp was **#1 selling frozen item that week compared across all of Costco, company-wide.**

Bottom line: When people can try it, **THEY BUY IT.**


DOUGHP
HAVE A DOUGHP DAY.
9.99


23.99


DOUGHP
9.99
9.99

COSTCO MARKETING CASE STUDY

Email, SMS, Social

EMAIL & SMS

- 3/30 Costco Announcement Email - with a open rate of 49.0%
- 4/14 Costco Letter to Fans in Plain Text to Texas Region - with an open rate of 33.0%
- 6/15 & 6/17 Costco Aisle Promotion Email to Texas Region 34% Open Rate


COSTCO
DOUGHP


Doughp is officially at Costco... and we're totally freaking out!
As of this Saturday, Doughp Drops will be at every Costco in Texas & select neighboring states.
FIND A COSTCO
DOUGHP

SOCIAL MEDIA

- **Instagram Posts:** Reached 46,266 unique people, 55,764 impressions, 2,947 accounts engaged 1,177 profile visits, 532 comments, 327 shares, 74 bookmarks
- **Instagram Stories:** 15 total Costco Related stories, 18,037 accounts reached through Costco stories on the Doughp account
- **Tik Tok:** 2 Costco related Tik Toks with 17K Views

88,939 OPENS!
Via email & text

90K + IMPRESSION
Via Social Media




"Why is no one talking about this cookie dough?!"


10:45
"Hey we're going to grab some cookie dough at Costco wanna come?"


DOUGHP
Costco.
You're welcome
@DOUGHP

COSTCO MARKETING CASE STUDY

Aisle Campaign

Overview: Unique product sampling program to offer a FREE bag of Doughp at Costco.

Customers purchase as full price then text image of their receipt, for reimbursement. Activated Cross-channel to drive trial at Costco TX Locations.

Sign-ups: 4935
Conversions (bags sold): 1184
Conversion Rate: 23.99%
Total marketing spend: $21k

Landing Page HERE
Email/SMS: 6/15 & 6/17 Email & SMS Push
Digital Ads: Geo-targeted Ads
Direct Mail: Targeted to 6,100 online Doughp customers who live in 10 mile radius of Costco w/Doughp


Doughp
Sponsored
Oh snap! My small business just landed on Costco shelves and I want you to give it a try! (for FREE!)
...See more
WOAH. Doughp is at Costco!
Get offer
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Doughp
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LEGIT COOKIE DOUGH
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DOUGHP
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ACTUALLY NOT JUNK MAIL! ACTUALLY NOT JUNK MAIL! ACTUALLY NOT JUNK MAIL!
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(SERIOUSLY)
1 Get a bag of Doughp at Costco
2 Text us your receipt
3 Get reimbursed (Venmo or Paypal)
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DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP COOKIE DOUGH DROPS


COME SUPPORT
DOUGHP
Hey Doughp Fam! We recently launched at Costco and want you to get first dibs, so enjoy a bag on us!
Thank you so, so much!
Founder & Fearless Leader
FREE COOKIE DOUGH
Scan to get a FREE bag of Doughp at Costco!

COSTCO MARKETING CASE STUDY

Facebook Groups

COSTCO FINDS is the largest Costco specific private Facebook group with **1.1M** members from all over the US. Doughp received several incredible shout-outs from new to brand customers garnering **500+** likes.

@Costcobuys Costco Specific Instagram page with **575K Followers,** Reels received **285K Views**, **3835 likes**, & **87 comments.**

@Costcosisters with **123K** dedicated followers for Costco lovers, hosted a branded Giveaway with **802 entries**, and **1617 likes!**


costcosisters and doughp
Paid partnership
Costco
costcosisters Giveaway
It's Friday Eve, so what better way to get ready for the weekend than to enter a Doughp x Costco Sisters GIVEAWAY?!
We're still over here celebrating Doughp's launch at Costco. Find them in the freezer section in TX, LA, KS, OK, & AR!
We will be choosing 3 VERY lucky winners who will each take home: A $25 Costco Gift-card & Doughp Bestsellers Pack!
Here's how to enter (follow all to enter)
Liked by doughp and 261 others
2 HOURS AGO
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costcobuys · Follow
Joakim Karud · This Is It
costcobuys I am OBSESSED with Doughp! This cookie dough is so, so good and you can eat it raw AND bake it into cookies! Available now at all TX, LA, AR, KS, & OK Costco locations! I really like microwaving some for 10-15 seconds and adding ice cream...it's so good! Plus, I love how they donate a portion of every purchase to support mental health & addiction recovery through their #Doughp4Hope initiative. Grab Doughp ASAP... zero regrets, you'll LOVE it! #costco #cookiedough #ediblecookiedough #doughp
2w
Liked by kels.moreira and 3,835 others
APRIL 22
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8:05
COSTCO FINDS
Eric Stirnkorb · 33m
Ok, so I thought there might be a lot of people out there interested in this new product I found at my local Costco. It's called DOUGHP - Legit Cookie Dough. These things are great as you can eat them raw or baked. And throw them in the microwave for 10-15 seconds and you have an incredible half baked cookie dough treasure! Seriously! Found them in frozen section within ice cream items at West Plano, TX Costco.
DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP COOKIE DOUGH DROPS
2LB PARTY BAG!
8:15
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COSTCO FINDS
Ana Gilhang Grynwald · 3h
These are legit good!!! Haven't even tried them heated yet because they're so good and easy to snack on when frozen. Found in the frozen section, Little Rock, AR $9.99
And I just said the name of the product out loud! Clever!!
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COSTCO FINDS
Heather Hobbs · Apr 16
In case you need to gain 20lbs for summer go get this
Costco in Frisco TX
DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP COOKIE DOUGH DROPS
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Kelsey Moreira and 59 others
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Growth Opportunities


DOUGHP

PEANUT BUTTER
COOKIES & CREAM

NEXT STOP:

World cookie dough domination

With DTC driving the product innovation funnel and providing a quick market test, we're able to apply those insights to the retail channel for rapid, efficient scaling.


Symbiotic
Omni-Channel
Relationship
DTC
RETAIL

Current: ~70% of revenue
Long Term Goal: ~20% of revenue

Current: ~30% of revenue
Long Term Goal: ~80% of revenue

Direct to Consumer (DTC)

- Strong customer relationship increases brand loyalty and strengthens mission
- Retention marketing + subscription strategies to grow customer LTV and reduce new customer acquisition budgetary needs
- Feeding our product innovation engine: Testing ground for new flavors & formats, with quick, comprehensive customer feedback before retail rollout
- Exclusive online-only flavors to support subscription model and protect from cannibalization

Retail

- Strong DTC business & customer base supported mass retail adoption with strategic regional grocers; promotional calendars to drive trial & repeat and DTC advertising supports brand awareness on-shelf.
  - **Conventional**: Heavy focus on Target, Meijer, Kroger, and Walmart to capitalize on national brand awareness and achieve nationwide distribution faster
  - **Club**: Strong partnership with Costco TX supporting new rotations, goal to become in-line / expansion into other regions, such as Bay Area where the Company was founded and international markets, (currently in discussions for Bay Area, Japan, Taiwan, South Korea).

BRAND EXTENDABILITY

Much more than “just” cookie dough

INNOVATION PLATFORMS

PRODUCT EXTENSION

Rolls and Break & Bake

Dry Mixes

Shelf stable dough

Ready to eat cookies

Cookie Dough Butter

Ice Cream

Condiments


nuts'n more

LICENSING

Both inbound and outbound. Requests received from various NFL teams to partner

Doughp cookie dough as inclusion in major ice cream brand

Themed Doughp flavors for TV shows/movies, sports teams, etc


Häagen-Dazs
In partnership with
DOUGHP

COMMERCIAL

Speaking engagements featuring founder and fearless leader Kelsey Moreira (already happening!)

Cookie dough / baking Master Class w/ Kelsey

Feature on Chef’s Table (Netflix) or similar documentary


INSPIRE

MasterClass


CHEF'S
TABLE
FEB 22 | NETFLIX

PARTNERSHIPS

Product partnerships with influencers

Celebrity endorsements & custom branded flavors

Featured on Jason Derulo’s TikTok (organic)

Flavor partnership with Chrissy Teigen Fall ‘21

Featured on hundreds of influencer accounts including **organic** shout-outs by:

- Addison Rae - 39M
- Jordyn Jones - 8M
- Chrissy Teigen - 30M
- Jason Derulo - 50M
- Maxx Crosby NFL Raider - 311K


bite me.
popchips
think popped!

DYNAMIC PRODUCT ROADMAP

Building the Doughp Desserts platform


DOUGHP
DOUGHP
DOUGHP
DOUGHP


DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP
COOKIE DOUGH DROPS
EAT IT or HEAT IT

OLD → NEW


1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
DOUGHP
COOKIE DOUGH DROPS
RIDE OR DIE
EAT RAW or BAKE!
CHOCOLATE CHIP
COOKIE DOUGH DROPS


DOUGHP
COOKIE DOUGH DUNKS
RAINBOW SPRINKLES
COOKIE DOUGH


DOUGHP
BAKED COOKIES
CHOCOLATE CHIP


Häagen-Dazs
In partnership with
DOUGHP
LEGIT COOKIE DOUGH

2022

Taking our Doughp Drops to market!

Entering retail with our portion-control option, Doughp Drops; 1st edible AND bakeable *bites* in the market.

2023

Packaging update with new sizes

New packaging with big retail learnings. Smaller size and more affordable price points.

2024

Single serve “dunks” snack pack

Doughp flavors paired with whipped icings, chocolate ganache, or other dessert-style dips for you to “dunk” your dough bites into!

Keep pushing envelope on new flavors, along w/potential to develop indulgent recipe w/high protein.

2025

Licensing & new shelf-stable products

Secure a major licensing deal to have a Doughp cookie dough flavor released from one of the top ice cream brands. Releasing baked cookies in our bestselling flavors.



EXPANSIVE CHANNEL OPPORTUNITIES

Endless perfect settings

AIRLINES & AIRPORTS



MOVIE THEATERS


CINEMARK

ENTERTAINMENT VENUES



SPORTS STADIUMS



C-STORES


7
eleven
LAREDO TACO

COLLEGES & UNIVERSITIES



The channels for Doughp are **endless** - as it is a **perfect fit for snacking** at a diverse set of venues!

RETAIL ROLLOUT

Doors at blue chip retailers are expected to scale nationally

from ~1,000 in 2022 to 2,300+ in 2023E*



280
450
225
675
265
405
41
98
20
325
675
2021A
2022A
2023E
TARGET
Walmart
Kroger
COSTCO
HARMONS
NEIGHBORHOOD GROCER
gopuff
meijer
DashMart
by DOORDASH
New Leaf
Community Markets

*Forward-looking projections cannot be guaranteed

Market Overview


DOUGHP

NAUGHTY & NICE

WHAT WE'RE AFTER

A massive market opportunity

Doughp is well-positioned for scale across the indulgent dessert category with 5 years of brand awareness, an incredibly passionate customer base, and a strong mission at the core of the business. You'll see, we're much more than *just* cookie dough.

- Doughp will extend across dry mixes, baked goods, ice cream and other complementary product lines. Doughp products have already launched in the refrigerated and frozen desserts & novelties category that represents **$8.6b** (+8% y.o.y) (1)
    - Fast-growth for new entrants, like Doughp, has been +17% y.o.y $dollar sales (2)
    - IRI 2022 report says consumer innovation should focus on: **"Premium at-home indulgent treats in unique flavors."**(4)
- Raw dough snacks are **breaking new ground** by securing **incremental and/or dual** placement in refrigerated & frozen desserts!
- Doughp customer reviews:
    - "Doughp has replaced ice cream for our family"
    - "I've broken up with Ben and Jerry"
    - "BETTER THAN ANY PINT... this has changed my snacking habits"

(1) SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties, Pies & Other desserts
(2) SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties, Pies & Other desserts, emerging brands
(3) all figures on the right side are per Mondelez's "State of Snacking" report, 2021
(4) https://www.iriworldwide.com/en-us/insights/blog/new-food-and-beverage-opportunities

85%
of consumers eat at least one snack for indulgence a day

68%
of consumers they cannot imagine living without a sweet treat a day

88%
of consumers say a balanced diet can include a little indulgence



COOKIE MONSTA
COOKIES & CREAM

A PREMIUM SEGMENT HAS BROKEN THROUGH

Starting in frozen, massive opportunities in refrigerated.

Doughp is positioned to co-create the frozen market with Ben & Jerry's in **Frozen Novelty Section** AND drive growth in premium segment of **Refrigerated Cookie Dough.**

UNHEALTHY

TRADITION

MISSION

"HEALTHY"

Nestlé · Pillsbury

Traditional

$284m
+1.2% y.o.y.

$459m
+12% y.o.y.

the cookie dough café

Two sisters

NOT bakeable

$3.3m
(26%) y.o.y.

$31.5m
(40%) y.o.y.

BEN&JERRY'S

Environment/Social Justice; but owned by Unilever

Pasteurized Eggs in recipe, not bakeable.



DOUGHP

90% lifetime CAGR

Responsible indulgence; pantry-friendly ingredients but freakin' delicious and Tastes like 'legit cookie dough!' *chef's kiss*

Female-founded & mission-led

Sobriety story; Bringing hope with every bite through #doughp4hope

Edible AND bakeable

Edoughble

$0.4m
(75%) y.o.y.

"Clean ingredients"

Non-GMO

NOT Bakeable!

EatPastry®

$1m
20% y.o.y.

Vegan

Non-GMO

Environment

Protein option

Sweet Loren's

$31m
17% y.o.y.

Female-founded

Cancer survivor

Vegan, gluten-free, and Non-GMO

IMMACULATE
HONESTLY DELICIOUS

$1.5m
(31%) y.o.y.

Organic

Gluten Free

SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties + Fz Pies & Other desserts

RECESSION PROOF

Poised to persevere through challenging markets

- Consumers tend to spend less eating out at restaurants during a recession
  - More time eating in = eating more dessert at home.
  - People crave comfort foods during difficult times.
- Doughp's penetration into Walmart, Costco, and Target provides significant tailwinds during a recession as more shoppers turn towards value channels
  - Expect consumers to be more thoughtful with where they shop, stocking up on household items for the week ahead through value channels.

Consumer Behavior in the 08-09 Recession


Spend less on eating out
Buy more affordable treats
YES
Buy at value channels
Shop retailers that offer more value
YES
Stock up at the beginning of the month
YES
Buy less at convenience stores
YES

YES = TAILWINDS FOR DOUGHP

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

CPG Category Sales During Great Recession (1 of 2)

While General Merchandise and Beauty / Personal Care experienced significant sales declines, Frozen & Fresh remained relatively resilient, experiencing an increase in dollar sales and marginal decrease in unit sales.


YoY November 2008
Dollar Sales
Unit Sales
Tailwinds for Doughp
-2.1%
3.0%
-9.6%
-6.9%
-3.8%
0.0%
-1.9%
1.9%
-2.2%
3.3%
-0.7%
3.8%
-0.6%
6.3%
Total CPG
General Merchandise
Beauty/ Personal Care
Healthcare
Center Store
Frozen
Fresh/ Perishable

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

CPG Category Sales During Great Recession (2 of 2)

The Cookie category experienced both strong performance through the recession and after the recession compared to most consumer product categories.


Category Performance During and Post-Recession | Volume Sales Impact (Percentage Points)
F&B
Non F&B
Performance Post Recession
(Post-Recession Growth Rate 2010-2011) – (Pre-Recession Growth Rate 2006-2007)
Resurgence
Decline
Laundry Detergent
Sports Drinks
Chocolate Candy
Deodorant
Toothpaste
Hand & Body Lotion
Air Fresheners
Sanitary Napkins/Tampons
Shampoo
Blades
Toilet Tissue
Crackers
Lunch Meats
Skin Care
Cigarettes
Soap
Paper Towels
Frozen Entrees
Household Cleaner
Food & Trash Bags
Baby Formula
Internal Analgesics
Facial Tissue
Soup
Canned/Bottled Fruit
Diapers
Beer/Cider
Cold Cereal
Cups & Plates
Fresh Bread & Rolls
Cookies
Dog Food
Dish Detergent
Salty Snacks
Vegetables - SS
Coffee
Yogurt
Milk
Natural Cheese
Ice Cream/Sherbet
Vitamins
Spices/Seasonings
Hair Coloring
Carbonated Beverages
Fresh Eggs
Breakfast Meats
Shortening & Oil
First Aid Accessories
Batteries
Snack Bars/Granola Bars
Opportunities | Focus on self-care, preventative nutrition, and at-home convenience meals, as these COVID-19-induced trends are likely to continue for the next few years.
8
6
4
2
0
-2
-4
-6
-8
-15.0
-8.0
-7.0
-6.0
-5.0
-4.0
-3.0
-2.0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Weak
Strong
Performance During Recession
(Recession CAGR 2007-2009) – (Pre-Recession Growth Rate 2006-2007)

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

Channel Performance During Recession

Supercenter and Club performed as the best channels during the 08-10 recession, of which Doughp has launched distribution in 2022 (Walmart, Target, & Costco).



% Households Buying by Channel — 2007-8
2007
2008
Doughp Distribution
-0.2 pts
99.2% 99.0%
Grocery
+4.2 pts
60.8% 65.0%
Supercenter
-3.1 pts
85.5% 82.4%
Mass
+0.7 pts
49.0% 49.7%
Club
-1.2 pts
77.8% 76.6%
Drug
+0.4 pts
54.2% 54.6%
Dollar
-0.3 pts
28.0% 27.7%
Convenience

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

CPG Innovation Drives Growth During Recession

CPG brands have proven to be creative and adapt to consumers' changing needs during a recession. Both current and future Doughp products maintain innovative qualities that could attract consumers in a downturn

Coca-Cola
- Coca-Cola continued to invest in advertising and building goodwill with uplifting campaigns, such as the "Open Happiness" campaign, which helped grow volume 4-6% YOY from 2009-2012

Colgate
- Colgate grew its advertising spend 7% to $1,650M, an all-time record level, and reorganized / reprioritized product innovation, introducing new product lines such as Colgate Wisp

Chobani
- Chobani anticipated the at-home / on-the-go need and created a premium breakfast solution. Strong distribution gains in the dairy aisle led to its positioning as the 2nd largest IRI New Product Pacesetter of 2010 and driving ~$149mm in year 1 sales

Cascade
- Cascade drove 16.7% 08-10 CAGR after introducing new product SKU's via innovations in auto dishwasher detergents

Crayola
- Crayola drove 8.6% 08-10 CAGR after introducing new sub-brand specialized markers with 400%+ pricing

OLAY
- Olay drove 7.1% 08-10 CAGR after introducing more specialized, anti-aging products with a price premium of 50%+

Crest
- Crest introduced at-home teeth whitening strips as consumers were willing to spend more on DIY services, small indulgences and higher quality entrées, often as a tradeoff for not dining out or scaling back on coffeehouse purchases
- Crest Pro Health introduced as the only product line to treat all seven leading oral-care problems; invested $100MM into the launch, brand's biggest launch since the 1960s
- Marketing focused heavily on word-of-mouth and buzz marketing and relatively little on mass media

Oral-B
- Oral-B introduced glide floss picks to win over consumers drawn to known brands that could deliver multiple benefits, delivering both time and money savings

K, Dove, Gatorade, Crest, Starbucks
- All pushed into adjacent categories to tap into pockets of growth

Kraft Mayo
- Significantly increased investment in advertising in 2009 to revitalize Brand; Introduced new offerings (e.g., mayo with olive oil, flavored mayo)

DOUGHP

*Partnered with strategic partner in 2022 to invest in marketing, building further brand awareness and supporting retailer distribution growth; launched a new single-serve Doughp Dunks snack pack to drive home 90's nostalgia for adults & expand share of basket for families as a kid's lunch snack; expanded distribution into recession-proof channels such as Club and Supercenter; New pricing strategy to support trial and repurchase through recessionary periods

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

POST-COVID

Category Performance During Covid

Ice cream and Baking were in the top decile of sales growth during covid, with cookies maintaining sales.


Dollar Sales Performance / May 2020 vs. March 2020
% GROWTH IN $ SALES
60
50
40
30
20
10
0
-10
-20
-30
-40
-3.5
-3.0
-2.5
-2.0
-1.5
-1.0
-0.5
0.0
0.5
1.0
1.5
% CHANGE IN VARIETY
MUSTARD
ICE CREAM
FROZEN FRUIT
BAKING
DINNER COOKED
FROZEN SNACKS
CANNED_JARFRUIT
MEXICAN SAUCE
FRESH BAKERY
HOT SAUCE
ENERGY DRINKS
SS JUICES
BREAKFAST SAUSAGE
RECIPE MIX
CRACKERS
COOKIES
RFG DESSERTS
FROZEN MEALS
FEMININE CARE
SOUP

Doughp's 50%+ growth from March '20-May '20 matched the overall ice cream category


$400K
$200K
$0
Feb 2020
Mar 2020
Apr 2020

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

Macro Tailwinds

The Consumer and American Household Remain Strong

- Consumer confidence sits at 108 as of 9/30/22 compared to 98 at end of 6/30/2022, showing signs of a recovery
  - Consumer confidence at 108 remains higher than the average through 2020 (101)
- Personal Disposable Income measured at $18.4T at 9/30/22, an all-time high and double 2006 levels (pre-Great Recession)
  - Up 11% from pre-covid levels (2/29/2020) by almost $2T in aggregate
- Total Retail Sales of $596bn as of 9/30/22, up 7.8% YoY and 30% since pre-covid (2/29/20)
  - Total Food & Beverage Retail Sales of $79.5bn as of 9/30/22, an all-time high and 22.5% higher than pre-Covid (2/29/2020)

Consumer Confidence Index


145
135
125
115
105
95
85
75
108
1/1/2020
3/1/2020
5/1/2020
7/1/2020
9/1/2020
11/1/2020
1/1/2021
3/1/2021
5/1/2021
7/1/2021
9/1/2021
11/1/2021
1/1/2022
3/1/2022
5/1/2022
7/1/2022
9/1/2022

Source: S&P CapitalIQ as of 11/01/2022

F&B Retail Sales


$85,000
$82,500
$80,000
$77,500
$75,000
$72,500
$70,000
$67,500
$65,000
$62,500
Anomaly due to covid lockdowns
$79.5B
1/1/2020
2/1/2020
3/1/2020
4/1/2020
5/1/2020
6/1/2020
7/1/2020
8/1/2020
9/1/2020
10/1/2020
11/1/2020
12/1/2020
1/1/2021
2/1/2021
3/1/2021
4/1/2021
5/1/2021
6/1/2021
7/1/2021
8/1/2021
9/1/2021
10/1/2021
11/1/2021
12/1/2021
1/1/2022
2/1/2022
3/1/2022
4/1/2022
5/1/2022
6/1/2022
7/1/2022
8/1/2022
9/1/2022

Financial Ingredients


DOUGHP
LEGIT COOKIE DOUGH

COOKIE MONSTA

THE NUMBERS ARE SWEET

Historical and Projected* P&L

Income Statement ($000s)	2020A	2021A	2022A	2023E	2024E	2025E	2026E	CAGR 2020 - 2022A	CAGR 2022F - 2026E
DTC Revenue	$2,424	$3,657	$2,678	$3,637	$4,661	$5,855	$7,208	5%	28%
Retail Revenue	13	122	1,078	8,062	17,638	24,035	36,300	823%	141%
Brick & Mortar Revenue	225	-	-	-	-	-	-		
Total Revenue	**$2,662**	**$3,779**	**$3,756**	**$11,700**	**$22,299**	**$29,890**	**$43,509**	**19%**	**84%**
% Growth y.o.y.	*115%*	*42%*	*0%*	*211%*	*91%*	*34%*	*46%*		
DTC COGS	(1,057)	(980)	(1,252)	(1,564)	(1,958)	(2,401)	(2,991)		
DTC Gross Profit	**$1,367**	**$2,677**	**$1,426**	**$2,073**	**$2,703**	**$3,454**	**$4,217**		
% Margin	*56.4%*	*73.2%*	*53.2%*	*57.0%*	*58.0%*	*59.0%*	*58.5%*		
Retail COGS			(469)	(5,104)	(10,237)	(13,076)	(20,005)		
Retail Gross Profit			**$609**	**$2,959**	**$7,402**	**$10,959**	**$16,296**		
% Margin			*56.5%*	*36.7%*	*42.0%*	*45.6%*	*44.9%*		
Other COGS	(290)	-	-	-	-	-	-		
DTC Shipping Costs	($553)	($790)	($662)	($1,000)	($1,212)	($1,434)	($1,730)		
Retail Shipping Costs	-	-	(90)	(479)	(842)	(769)	(815)		
Total Shipping Costs	**(553)**	**(790)**	**(752)**	**(1,479)**	**(2,054)**	**(2,203)**	**(2,545)**		
Retail Broker Fees	-	-	(69)	(354)	(770)	(1,075)	(1,643)		
Retail Trade Spend	-	-	(74)	(632)	(1,643)	(2,238)	(3,503)		
DTC Contribution Margin	**$813**	**$1,887**	**$764**	**$1,073**	**$1,491**	**$2,020**	**$2,487**		**34%**
% Margin	*33.5%*	*51.6%*	*28.5%*	*29.5%*	*32.0%*	*34.5%*	*34.5%*		
Retail Contribution Margin			**$376**	**$1,495**	**$4,146**	**$6,878**	**$10,335**		**129%**
% Margin			*34.9%*	*18.5%*	*23.5%*	*28.6%*	*28.5%*		
Total Contribution Margin	**$761**	**$2,008**	**$1,140**	**$2,568**	**$5,637**	**$8,898**	**$12,822**		**83%**
% Margin	*28.6%*	*53.2%*	*30.4%*	*21.9%*	*25.3%*	*29.8%*	*29.5%*		
Memo									
Retail Doors									
Target	-	-	280	450	1,440	1,620	1,800		59%
Walmart	-	-	225	675	1,350	2,025	2,700		86%
Costco	-	-	41	98	156	195	260		59%
Kroger	-	-	265	405	540	675	810		32%
All Other Retail Stores	-	20	325	675	1,350	2,700	5,400		102%
Total Retail Doors	**-**	**20**	**1,136**	**2,303**	**4,836**	**7,215**	**10,970**		**76%**
Marketing Spend	(1,001)	(2,243)	(1,000)	(1,287)	(2,230)	(2,690)	(3,481)		
Marketing Spend % of Revenue	*37.6%*	*59.4%*	*26.6%*	*11.0%*	*10.0%*	*9.0%*	*8.0%*		

*Forward-looking projections cannot be guaranteed

Historicals

- Pivoted from brick & mortar to DTC pre-COVID to distribute product nationally and build brand awareness
  - All brick & mortar stores and associated liabilities are fully released
- Experienced strong DTC growth and traction in 2020-2021 with significant marketing spend; post Apple iOS 14 update in late 2021 marketing return declined significantly, as a result Doughp scaled back marketing spend dramatically in 2022
- **2022A's revenue flat vs 2021 as:**
  1. Reduced **inefficient marketing spend** in DTC to focus on retail
  2. Grew to **1,100+ doors** with blue chip retailers across the country with only 2 FT employees, Kelsey and Iz
- Lifetime revenue **CAGR of 91%**, projecting 84% CAGR through 2026 as retail channel scales

Projections

- Expect continued expansion in retail in coming years, eventually reaching **national distribution** and ~11,000 doors across blue chip and other retail stores
- In the near-term, mix shift to retail from DTC will lead to lower overall contribution margins, but as retail doors scale, reduced shipping, production, packaging, materials other unit costs will lead to **growing contribution margin**

THE NUMBERS ARE SWEET

Retail Unit Economics

Current State


$5.99
$3.59
($2.45)
$1.14
($0.43)
$0.71
MSRP
Wholesale Price
Production
Product/ Gross Profit
Shipping
Contribution Profit After Shipping

% of Rev.	68%	32%	12%	20%

At Scale*


$5.99
$3.59
($1.98)
$1.61
($0.13)
$1.48
MSRP
Wholesale Price
Production
Product/ Gross Profit
Shipping
Contribution Profit After Shipping

% of Rev.	55%	45%	4%	41%

*As Doughp's volumes increase, production and shipping marginal costs will decrease, **leading to higher contribution margins for the business**. In addition, broker fees and trade spend are significantly reduced as the company scales its sales team and increases brand awareness and distribution.*

Note: Represents conventional retail with direct distribution, which currently includes Walmart and Target. Kroger is an FOB distribution through UNFI, and Costco has different pricing as a Club model.
*Forward-looking projections cannot be guaranteed

THE NUMBERS ARE SWEET

Direct-To-Consumer Unit Economics

Current State


$48.00
($8.76)
$39.24
($5.04)
($4.80)
($0.72)
($1.20)
$27.48
($13.92)
$13.56
Average Order Value
Production
Product Profit
Fulfillment
Discounts
Refunds
Merchant Fees
Gross Profit
Shipping
Contribution Profit

% of Rev.	18%	**82%**	11%	10%	1.5%	2.5%	**57%**	29%	**28%**

At Scale*


$48.00
($7.36)
$40.64
($5.76)
($4.80)
($0.72)
($1.20)
$28.16
($11.50)
$16.66
Average Order Value
Production
Product Profit
Fulfillment
Discounts
Refunds
Merchant Fees
Gross Profit
Shipping
Contribution Profit

% of Rev.	15%	**85%**	12%	10%	1.5%	2.5%	**59%**	24%	**35%**

*As Doughp's volumes increase, production and fulfillment marginal costs will decrease, **leading to higher contribution margins for the business**. In addition, significant DTC marketing spend will not be required as brand name awareness grows in the Retail channel*

*Forward-looking projections cannot be guaranteed

Use of Funds

Raising $618k to continue crushing the dough game.

$618k

Terms on Wefunder page


Reserves/Debt
15.0%
Talent
10.0%
R&D
15.0%
Working Capital
35.0%
Marketing
25.0%

12 month use of funds.